FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-7711

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

Attention : Mr David White
Manager Listings

25 November 2002

02069018

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

APPENDIX 3F – FINAL SHARE BUY-BACK NOTICE

Attached is Appendix 3F – Final share buy-back notice – which is being given to the ASX in regard to the on-market buy-back of shares in the Company which commenced on 24 November 2001 and expired on 22 November 2002.

Yours faithfully,

R.K. Dudfield.

Robert Dudfield
Assistant Company Secretary

dlw 1/13

Enclosure

Rule 3.8A

Appendix 3F

Final share buy-back notice (*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
FOSTER'S GROUP LIMITED	**49 007 620 886**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	9,000,000
3	Total consideration paid or payable for the shares	41,092,950
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$4.60** date: **26/07/02 and 30/07/02** lowest price: **$4.50** date: **24/07/02**

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 25/11/2002
(Assistant Company Secretary)

Print name: Robert Keith Dudfield

== == == == ==

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 25/11/2002

TIME: 10:53:30

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3F - Final Share Buy-Back Notice